# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Treasure Global Inc, CIK 0001905956
CUSIP: 89458T205
Title of class of securities: Common Stock par value $0.00001 per share
Address of issuer's principal executive offices: 276 5th Avenue, Suite 704 #739, New York, New York (NY), 10001
Date of event which requires filing of this statement: 03/12/2024
Filed by CIK 0001910570
Persons authorized to receive notices and communications: Chong Chan Teo, 276 5th Avenue, Suite 704 #739, New York, New York (NY), 10001, 6012 643 7688

## Reporting persons
- Chong Chan Teo (CIK 0001910570): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: subject company funds (SC); sole voting power 56,480; shared voting power 0; sole dispositive power 56,480; shared dispositive power 0; aggregate amount beneficially owned 56,480 (4.329% of the class)
  Comment: Percent of class is calculated based on 1,304,699 issued and outstanding shares on record with the Issuer's transfer agent as of March 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $0.00001 per share
Name of issuer: Treasure Global Inc
Address of issuer's principal executive offices: 276 5th Avenue, Suite 704 #739, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: Chong Chan Teo (the "Reporting Person").
Residence or business address: 276 5th Avenue, Suite 704 #739, New York, New York 10001.
Present principal occupation or employment: Chong Chan Teo is a director at Astute All Sdn Bhd, a consulting firm located at No. 2A, Taman Perindustrian Puchong Utama, Pusat Bandar Puchong, 47100 Selangor, Malaysia.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of this filing is to report that the reporting person's ownership in the Issuer has been diluted below 5% due to the issuance of additional shares by the issuer. The reporting person did not acquire or dispose of any securities, and the reduction in ownership is purely a result of dilution, not due to any voluntary action on the part of the reporting person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Chong Chan Teo owns 56,480 shares of the Issuer's common stock, which represents 4.329% of the 1,304,699 issued and outstanding shares on record with the Issuer's transfer agent as of March 12, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Chong Chan Teo owns 56,480 shares of the Issuer's common stock, par value $0.00001 per share.
Transactions in the class effected during the past sixty days: See Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On March 12, 2024, Chong Chan Teo ceased to be a beneficial owner of more than five percent of the Issuer's common stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Chong Chan Teo: /s/ Chong Chan Teo, Chong Chan Teo, Self (04/04/2025)